UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number 001-36535

GLOBANT S.A.

(Exact name of registrant as specified in its charter)

GLOBANT S.A.

(Translation of registrant's name into English)

37A Avenue J.F. Kennedy
 L-1855, Luxembourg
 Tel: + 352 20 30 15 96

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GLOBANT S.A.

FORM 6-K

On June 4, 2020, Globant S.A. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC, as representatives of the underwriters named therein (collectively, the “Underwriters”), relating to the offer and sale of an aggregate of 2,000,000 common shares of the Company, nominal value $1.20 per share, plus, at the option of the Underwriters, an additional 300,000 common shares, at a public offering price of $135.00 per common share. On June 5, 2020, the Underwriters exercised their option to purchase such additional common shares.

The foregoing is a summary description of certain terms of the Underwriting Agreement and is qualified in its entirety by the text of the Underwriting Agreement attached as Exhibit 1.1 to this report on Form 6-K and incorporated herein by reference.

The offer and sale of all shares offered in this offering were made under a prospectus supplement and related prospectus, dated June 4, 2020, filed with the U.S. Securities and Exchange Commission (the “Commission”) pursuant to a shelf registration statement on Form F-3 (File No. 333-225731) filed by the Company with the Commission on June 20, 2018 (the “Shelf Registration Statement”).

The information contained in this report on Form 6-K, and the documents set forth in Exhibits 1.1, 3.1, 5.1, 8.1, 23.1 and 23.2, are hereby incorporated by reference into the Shelf Registration Statement, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 1.1	Underwriting Agreement, dated June 4, 2020, by and among the Company and J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC, as representatives of the underwriters named therein

Exhibit 3.1	Amended Articles of Association, dated June 9, 2020

Exhibit 5.1	Opinion of Arendt & Medernach S.A., Luxembourg, as to the validity of the common shares

Exhibit 8.1	Opinion of Arendt & Medernach S.A., regarding certain tax matters

Exhibit 23.1	Consent of Arendt & Medernach S.A. (included in Exhibit 5.1)

Exhibit 23.2	Consent of Arendt & Medernach S.A. (included in Exhibit 8.1)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ SOL MARIEL NOELLO
Name: Sol Mariel Noello
Title: General Counsel

Date: June 9, 2020